Exhibit 4.6

PERSONAL GUARANTY

This PERSONAL GUARANTY is entered into on Nov. 3, 2009, by and between Stephen Dresnick ("Guarantor") and HAI Capital, Inc. ("Lessor"). Guarantor offers this PERSONAL GUARANTY as an inducement for HAI CAPITAL to enter into Finance/Lease Agreement #2517800111, with Internal Fixation Systems, Inc. ("Lessee").

To induce Lessor to enter into the within Lease, the undersigned unconditionally guarantees to Lessor the prompt payment when due of all of Lessee's obligations to Lessor. Lessor shall not be required to proceed against Lessee or the Equipment or enforce any other remedy before proceeding against the undersigned. Guarantor consents to any extensions or modification granted to Lessee and the release and/or compromise of any obligation of Lessee or any other obligors and guarantors without in any way releasing the undersigned from its obligations hereunder. This is a continuing Guaranty and shall not be discharged or affected by death of the undersigned, shall bind the heirs, administrators, representatives, successors and assigns, and may be enforced by or for the benefit of any assignee or successor of Lessor. The undersigned agrees and consents to the Courts of the State of California having jurisdiction in Riverside County. In the event the underlying Lease is assigned by Lessor, Guarantor agrees that this Guarantee is an unseverable part of the assignment and that all actions or proceedings hereunder shall be brought in the county and state where the assignee's principal offices are located or where payments on the lease are made. Guarantor agrees not to raise any defenses against the assignee that it could have, or might have, been able to raise against the Lessor. This Guaranty shall be interpreted by the laws of California.

Guarantor warrants and represents that Guarantor has an interest, financial or otherwise, in Lessee, and it is to the benefit of the Guarantor that Lessee enter into the Finance/Lease Agreement and other Agreements, or any of them, with Lessor; that Guarantor is and shall remain, familiar with the state of Lessee's finances and the operation of Lessee's business; and that Guarantor understands that Lessor would be unwilling to enter into the Agreements, or any of them, with Lessee without this PERSONAL GUARANTY and that HAI CAPITAL depends upon Guarantor's warranties, covenants and representations.

This Guaranty contains the entire agreement between the parties and it may not be altered, amended, modified, or terminated, except by a writing signed by the parties. Should either party institute Suit hereunder, the prevailing party shall be entitled to reasonable attorney fees and costs. No provision of this Guaranty which may be deemed unenforceable shall in any way invalidate any other provision or provisions of the Guaranty, all of which shall remain in full force and effect. This Guaranty may be assigned by Lessor without notice to the Guarantor, but may not be assigned by the Guarantor. This Guaranty shall inure to the benefit of Lessor, its successors, and assigns, and shall bind the Guarantor, his/her heirs, representatives, successors and assigns. Service of all notices regarding this Guaranty shall be sufficient if given personally or mailed to the intended party at the address as set forth herein, or at such other address as said party may provide in writing from time to time.

Guarantor		Accepted at Riverside County, California

Stephen Dresnick		Date:	12-15-09

By:	/s/ Stephen Dresnick	HAI Capital, Inc.

Address:	5901 SW 74th St., #408	By:	/s/
South Miami, FL 33143

Social Security #	XXX-XX-1557	Title:	President